SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            The Quizno's Corporation
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   749058 10 3
                                 (CUSIP Number)

                  Lyle B. Stewart, Esq., Lyle B. Stewart, P.C.
          3751 S. Quebec Street, Denver, Colorado 80237, (303) 267-0920
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 23, 1999
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               SCHEDULE 13D
CUSIP No. 749058 10 3
Page 2 of  11 Pages

(1)  NAME OF  REPORTING  PERSON AND S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON:

     Voting Trust Agreement dated July 14, 1994, as amended

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          a. X

          b. __

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS - AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                              --

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION - COLORADO

NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

(7)  SOLE VOTING POWER : 0

(8)  SHARED VOTING POWER: 0

(9)  SOLE DISPOSITIVE POWER: 0

(10) SHARED DISPOSITIVE POWER:
     1,551,334 shares of Common Stock
     146,000 shares of Class A
     Cumulative Convertible Preferred Stock (146,000 shares of Common Stock upon conversion)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,551,334 Shares of Common Stock (before any Class A Preferred Stock conversions) 146,000 Shares of Class A Cumulative Convertible Preferred Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                  --

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.0% Common Stock (assuming Class A Preferred Stock conversion)

     100% Class A Cumulative Convertible Preferred Stock

(14) TYPE OF REPORTING PERSON - 00



                             SCHEDULE 13D
CUSIP No. 749058 10 3
Page 3 of 11 Pages

(1)  NAME OF  REPORTING  PERSON AND S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: The Schaden Acquisition Company, a Colorado corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          a. X

          b. __

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS - SC, WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                       --

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION - COLORADO

NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

(7)  SOLE VOTING POWER : 0

(8)  SHARED VOTING POWER: 0

(9)  SOLE DISPOSITIVE POWER: 0

(10) SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                       --

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

(14) TYPE OF REPORTING PERSON - CO












                             SCHEDULE 13D

CUSIP No  749058 10 3
Page  4 of  11  Pages

(1)  NAME OF REPORTING  PERSON  ANDS.S.  OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON:

     Richard E. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1994, as amended

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          a. X

          b. __

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS - PF, SC, AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

(7)  SOLE VOTING POWER: 2,913 shares of Common Stock

     6,251 shares of Common Stock subject to currently exercisable options

     577 shares of Common  Stock held under  401(k) Plan

     2,000 shares of Common Stock subject to a proxy granted to Reporting Person

(8)  SHARED VOTING POWER: 1,547,334 shares of Common Stock

     146,000 shares of Class A Cumulative Convertible Preferred Stock

     (146,000 shares of Common Stock upon conversion)

     4,000 shares subject to proxy granted to Reporting Person

(9)  SOLE DISPOSITIVE POWER: 2,913 shares of Common Stock

     6,251 shares of Common Stock Subject to Currently Exercisable Options

(10) SHARED DISPOSITIVE POWER: 1,553,334 shares of Common Stock

     146,000 shares of Class A Cumulative Convertible Preferred Stock

     (146,000 shares of Common Stock upon conversion)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,075 shares of Common Stock (before any Class A Preferred Stock conversions) 146,000 shares of Class A Cumulative Convertible Preferred Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3% Common Stock ( assuming exercise of options and Class A Preferred Stock conversion) 100% Class A Cumulative Convertible Preferred Stock

(14) TYPE OF REPORTING PERSON - IN

                                  SCHEDULE 13D

CUSIP No.749058 10 3

Page 5 of    11       Pages

(1)  NAME OF  REPORTING  PERSON AND S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON:

     Richard F. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1994, as amended

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          a. X

          b.

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS - PF, SC, AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

(7) SOLE VOTING POWER: 34,000 shares of Class C Cumulative Convertible Preferred Stock (34,000 shares of Common Stock upon conversion)

(8)  SHARED VOTING POWER: 1,547,334 shares of Common Stock

     146,000 shares of Class A Cumulative Convertible Preferred Stock

     (146,000 shares of Common Stock upon conversion)

     4,000 shares subject to proxy granted to Reporting Person

(9) SOLE DISPOSITIVE POWER: 34,000 shares of Class C Cumulative Convertible Preferred Stock

     (34,000 shares of Common Stock upon conversion)

(10) SHARED DISPOSITIVE POWER: 1,551,334 shares of Common Stock

     146,000 shares of Class A Cumulative Convertible Preferred Stock

     (146,000 shares of Common Stock upon conversion)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     1,551,334 shares of Common Stock (before any Class A or Class C Preferred Stock conversions)

     146,000 shares of Class A Cumulative Convertible Preferred Stock

     34,000 shares of class C Cumulative Convertible Preferred Stock

(12) CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES ---

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5% Common Stock (assuming Class A and Class C Preferred Stock conversion) 100% Class A Cumulative Convertible Preferred Stock 20% Class C Cumulative Convertible Preferred Stock

(14)TYPE OF REPORTING PERSON - IN


SCHEDULE 13D
CUSIP No.749058 10 3

Page 6 of    11       Pages

Item 1.       Security and Issuer.

This statement relates to shares of the Common Stock ("Common Stock"), the Class A Cumulative Convertible Preferred Stock ("Class A Stock") and the Class C Cumulative Convertible Preferred Stock (the "Class C Stock"), all with par value of $.001 per share, of The Quizno's Corporation, a Colorado corporation (the "Issuer"). Shares of the Class A Stock and the Class C Stock are currently convertible into shares of Common Stock on a one-for-one basis. The Issuer maintains its principal executive offices at 1415 Larimer Street, Denver, Colorado 80202. On June 23, 1999, the Reporting Persons made an amended proposal to acquire all of the outstanding shares of the Common Stock of the Issuer not currently owned by the Reporting Persons or an affiliated group for cash at a specific price of $8.00 per share (the "Proposal"). The Proposal is conditioned upon the execution of a definitive acquisition agreement containing such mutually agreeable terms and conditions as are customary, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the Special Committee of the Issuer's Board of Directors, the Issuer's Board of Directors and the stockholders of the Issuer, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion or an appraisal of the fair value of the shares of Common Stock by the Special Committee that indicates that the price payable to the stockholders is fair value to the stockholders of the Company, and (4) the receipt of all necessary regulatory approvals. A copy of the Proposal is attached to this Amendment No. 3 as Exhibit A.

Item 2.  Identity  and  Background.

This statement is filed by Richard E. Schaden and Richard F. Schaden, individually, and as joint Trustees (the "Trustees"), of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust") and The Schaden Acquisition Company, a Colorado corporation ("SAC"), incorporated on March 31, 1999 for the purpose set forth below (the Trustees, the Voting Trust and SAC are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-l(k)(2) under the Securities Exchange Act of 1934, as members of a group.

                             SCHEDULE 13D
CUSIP No.749058 10 3

Page 7 of 11 Pages

I. The Voting Trust was established under the laws of the state of Colorado on July 14, 1994. The addresses of the Trustees are set forth in paragraphs III and IV to this Item 2 below. During the last five years, the Voting Trust has not been convicted in any criminal proceeding , and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A copy of the Voting Trust Agreement is attached as Exhibit A to the original paper filing of Schedule 13D.

II. SAC was incorporated under the laws of the state of Colorado on March 31, 1999. The address of SAC is 11870 Airport Way, Broomfield, Colorado 80021. SAC is currently wholly owned by Richard E. and Richard F. Schaden. SAC was incorporated to engage in the Proposal discussed above, and to enter into a merger agreement with, and to merge with, the Issuer in order to effect such Proposal. During the last five years, SAC has not been convicted in any criminal proceeding, and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

III.

(a)  Richard E. Schaden

(b)  His business address is 1415 Larimer Street, Denver, Colorado 80202

(c) Mr. Schaden is President, Chief Executive officer and Director of the Issuer whose address is set forth in response to Item 1 above.

(d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree,

                             SCHEDULE 13D
CUSIP No.749058 10 3

Page 8 of 11 Pages

     or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr Schaden is a citizen of the USA

IV.

(a)  Richard F. Schaden

(b)  His business address is 11870 Airport Way, Broomfield, Colorado 80021

(c)Heis also Vice President, Secretary and Director of the Issuer whose address is set forth in response to Item 1 above. Mr. Schaden is also the founding partner of the law firm of Schaden, Katzman, Lampert & McClune.

(d)During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)  Mr. Schaden is a citizen of the USA

Item 3.    Source and Amount of Funds or Other Consideration.

On July 14, 1994, Richard E. Schaden and Richard F. Schaden, as individuals (the "Schadens"), each transferred

776,400 of the shares of Common Stock to the Voting Trust of which the Schadens are the Joint Trustees, in consideration of the Trustees' issuance of a Trust Certificate to each of them for a corresponding number of shares.

In November of 1994, 9,200 additional shares of Common Stock and 146,000 shares of Class A Stock were transferred into the Voting Trust in consideration for additional interests in the Voting Trust. See Amendment No.1 to this Schedule 13D. In September of 1996, 8,666 shares of Common Stock were transferred out of the Voting Trust as a gift. In June of 1997, Richard E Schaden, idividually, was granted options to purchase 4,000 shares of Common Stock that immediately vested under the Issuer's Employee Stock Option Plan. In July of 1997,

                             SCHEDULE 13D
CUSIP No.749058 10 3

Page 9 of 11          Pages

he exercised a portion of such options to purchase 2,913 shares of Common Stock from the Issuer for cash using personal funds. On October 18, 1997, Richard F. Schaden, acquired 35,000 shares of Class C Stock from the Issuer for cash using personal funds, of which he has transferred 1,000 shares as a gift. In January, 1998, 6,000 shares of Common Stock was transferred out of the Voting Trust to two persons as gifts. However, the Voting Trust retained a proxy to vote and shared dispositive power over 4,000 of those shares and Richard E. Schaden retained a proxy to vote and shared dispositive power over 2,000 of those shares. Also in January of 1998, Richard E. Schaden was granted options to purchase 5,164 shares of Common Stock that have vested under the Issuer's Employee Stock Option Plan. Richard E. Schaden has also been allocated 577 shares of Common Stock under the Issuer's 401(k) Plan over which he has voting rights but no disposition rights. Any exercise of options by a Reporting Person will involve the use of personal funds. In connection with the Proposal described above, the Reporting Persons have not yet secured the necessary funds to complete the proposed transaction, nor have the conditions precedent been satisfied. The Reporting Persons anticipate that a portion of the funds will be raised by SAC by the sale of its equity and/or debt securities in private transactions. However, the amount of any such sale has not be finalized, nor have any such sales been completed. It is also anticipated that the Issuer will borrow funds from one or more banks or other commercial lending sources to finance the cash acquisition of Issuer securities pursuant to the Proposal. However, the amount of any such loan has not been has not been finalized, nor has any agreement been entered into with any lending source. Item 4. Purpose of Transaction. The purpose of the transfers of shares to the Voting Trust in 1994 was to secure the continuity and stability of policy and management of the Issuer. The Reporting Persons have now determined to propose the transaction described in the Proposal, subject to the conditions set forth therein. As a result of the Proposal, it is anticipated that (i) the Schadens would increase their control of the Issuer, (ii) the Issuer and SAC would enter into a merger agreement and, upon satisfaction of the conditions therein, would merge to effect the Proposal, (iii) there could be


                             SCHEDULE 13D
CUSIP No.749058 10 3

Page 10 of 11         Pages

a change in the make-up of the Issuer's Board of Directors due to the termination of existing rights to Board representation and the necessity of Special Committee member to leave the Board for conflicts-of-interest reasons,
 (iv) the Issuer's current listing of its Common Stock on the Nasdaq SmallCap Market would be terminated, and (v) the Issuer would have less than 300 shareholders of it Common Stock and the registration of the Issuer's Common Stock under the Securities Exchange Act of 1934, as amended, would be terminated. Because the conditions precedent to the completion of the Proposal have not be satisfied, no assurance can be given that any of these results will in fact occur. Item 5. Interest in Securities of the Issuer. To the best knowledge of each of the Reporting Persons, the number of shares of Common Stock, Class A Stock and Class C Stock owned by the Voting Trust and the Schadens is set forth correctly above. The Trustees of the Voting Trust would have shared voting power of the Voting Trust, except that each of the Schadens were granted, by means of irrevocable Proxy Appointments (which are coterminous with the Voting Trust or terminate upon the death of the proxy, whichever shall first occur), the power to vote one-half the shares held in the Voting Trust. The holders of Class A Stock and Class C Stock are not entitled to any voting rights except as required by the laws of the State of Colorado. Upon conversion of the Class A Stock, the resulting shares of Common Stock will be held in the name of the Voting Trust, and one-half of such shares will be voted by each of the Schadens. Upon conversion of the Class C Stock, the resulting shares of Common Stock will be owned and voted by Richard F. Schaden. While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the Shares. Copies of the Voting Trust Proxy Appointments were attached to both the original
Schedule 13D filing and Amendment No.1 to Schedule 13D as Exhibits B and C.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Agreements described in response to Items 3 and 5 above, the Schadens are parties to a Stock Purchase Agreement dated as of July 14, 1994, which imposes restrictions upon the sale or other disposition of Shares owned by them. This Stock Purchase Agreement restricts the sale or other disposition of Shares owned by

                             SCHEDULE 13D
CUSIP No.749058 10 3

Page 11 of 11         Pages

each of them without first offering their shares to the other party. A copy of the Stock Purchase Agreement was attached to the original Schedule 13D as Exhibit D.

 Item 7.    Material  Filed as Exhibits.
            Exhibit A to original Schedule 13D       Voting Trust Agreement.

            Exhibit B to original Schedule  13D      Proxy Appointment of
                                                     Richard E. Schaden.

            Exhibit C to original Schedule 13D       Proxy Appointment of
                                                     Richard F. Schaden.

            Exhibit D to original Schedule 13D       Stock Purchase Agreement.

            Exhibit A to Amendment No.1  to          Amendment to Voting Trust
            Schedule 13D                             Agreement.

            Exhibit B to Amendment No.1 to           Proxy Appointments of
            Schedule 13D                             Richard E. Schaden.

            Exhibit C to Amendment No.1 to           Proxy Appointments of
            Schedule 13D                             Richard F. Schaden.

            Exhibit A to Amendment No. 3 to          Schaden Proposal Leter*
            Schedule 13D

            Exhibit B to Amendment No. 3 to          Proxy Appointment of
            Schedule 13D                             Richard E. Schaden.*

            Exhibit C to Amendment No. 3 to          Proxy Appointment of
            Schedule 13D                             Richard E. Schaden.*

--------

* Attached to this filing After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: July 2, 1999

          /s/ Richard E. Schaden                 /s/Richard F. Schaden
          ----------------------                 ----------------------
          Richard E. Schaden, Individually       Richard F. Schaden,
           and as Trustee                          Individually and as Trustee


THE SCHADEN ACQUISITION COMPANY

By  /s/ Richard E. Schaden
      Richard E. Schaden, President


                                                                       Exhibit A
                    THE SCHADEN ACQUISITION COMPANY
                           11870 Airport Way
                      Broomfield, Colorado 80021

The Board of
Directors
June 23, 1999
The Quizno's Corporation
1099 18th Street Suite 2850
Denver, Colorado 80202

Gentlemen:

In connection with the letter to you dated, December 29, 1999, from my father and me, set forth below is our restated and amended offer to acquire all of the outstanding shares of the Common Stock, par value $.001 (the "Common Stock"), of The Quizno's Corporation (the "Company"), not currently owned by our group on the terms and conditions set forth in this letter. Our restated and amended offer is that each holder of such shares would receive $8.00 per share of Common Stock payable in cash. Our offer is being made through The Schaden Acquisition Company.

We request that this offer be referred to the Special Committee of the Board of Directors for evaluation of this offer in accordance with the instructions of the Board of Directors in the resolution creating the Special Committee.

Our proposal is conditioned upon the execution of a definitive acquisition agreement containing such mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the Special Committee, the Board of Directors and the stockholders of the Company, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion or an appraisal of the fair value of the shares to the Special Committee that indicates that the price payable to the stockholders is fair value to the stockholders of the Company, and (4) the receipt of all necessary regulatory approvals.

We would like to proceed with this transaction as soon as possible. We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of the definitive acquisition agreement in the event that we become aware of any facts or circumstances that we determine, in our sole discretion, make such action appropriate. We will not have any obligation to the Company or its stockholders with respect to this proposal prior to the execution and delivery of the definitive acquisition agreement.

We and our advisers are prepared to respond to any request of the Special Committee and its advisers to facilitate the advancement of this transaction. If we are not available for any reason, please feel free to contact Lyle Stewart, who is representing us in this matter and who will be able to reach us as necessary.

Very truly yours,

THE SCHADEN ACQUISITION COMPANY

By: /s/ Richard E. Schaden
    -----------------------
    Richard E. Schaden, President








                                                                       Exhibit B
                       THE QUIZNO'S CORPORATION
                     1099 18TH Street, Suite 2850
                        Denver, Colorado 80202

           IRREVOCABLE PROXY TO VOTE SHARES OF COMMON STOCK

    The undersigned hereby appoints Richard F. Schaden and Richard E. Schaden, as Co-Trustees under the Voting Trust Agreement dated July 14, 1994, as amended, as proxy and attorney-in-fact for the undersigned, with full power of substitution,  to  vote on  behalf  of the  undersigned  at any  meeting  of the shareholders of The Quizno's Corporation (the "Company") and at any adjournment(s) or postponement(s) thereof, or in connection with any written consent of the shareholders of the Company, the 4,000 shares of the Common Stock $.001 par value, of the Company standing in the name of the undersigned on the books and records of the Company and transferred to the undersigned subsequent to the date hereof.

    THIS APPOINTMENT IS GOVERNED BY COLORADO LAW AND IS FOR A TERM OF 50 YEARS, WHICH IS THE TERM OF A RELATED PROMISSORY NOTE ISSUED OF EVEN DATE HEREWITH. THIS APPOINTMENT IS COUPLED WITH AN INTEREST AND THEREFORE IS IRREVOCABLE PURSUANT TO SECTION 7-107-203 OF THE COLORADO BUSINESS CORPORATION ACT.

 Date: January 20, 1998
 /s/ Timothy M. Schaden
 ----------------------
     Timothy M. Schaden








                                                                       Exhibit C
                       THE QUIZNO'S CORPORATION
                     1099 18TH Street, Suite 2850
                        Denver, Colorado 80202

           IRREVOCABLE PROXY TO VOTE SHARES OF COMMON STOCK

    The undersigned hereby appoints Richard E. Schaden, individually, as proxy and attorney-in-fact for the undersigned, with full power of substitution, to vote on behalf of the undersigned at any meeting of the shareholders of The Quizno's Corporation (the "Company") and at any adjournment(s) or postponement(s) thereof, or in connection with any written consent of the shareholders of the Company, the 2,000 shares of the Common Stock $.001 par value, of the Company standing in the name of the undersigned on the books and records of the Company and transferred to the undersigned subsequent to the date hereof.

    THIS APPOINTMENT IS GOVERNED BY COLORADO LAW AND IS FOR A TERM OF 50 YEARS, WHICH IS THE TERM OF A RELATED PROMISSORY NOTE ISSUED OF EVEN DATE HEREWITH. THIS APPOINTMENT IS COUPLED WITH AN INTEREST AND THEREFORE IS IRREVOCABLE PURSUANT TO SECTION 7-107-203 OF THE COLORADO BUSINESS CORPORATION ACT.

Date: January 20,
1998
/s/ Patricia Wisdom

Patricia Wisdom